Exhibit 99.1

The Hague, December 20, 2006

AEGON appoints Herman Bril Senior Vice-President, Group Treasury

AEGON N.V. announced today that it will appoint Herman Bril (39) as Senior Vice-President for Group Treasury. In this role, he will lead AEGON’s treasury and capital management activities. He will report to Michiel van Katwijk, Executive Vice-President.

Herman Bril has worked for Interpolis (part of Achmea) as Managing Director, Head of Asset Management for over three years. He has been closely involved in the integration of Achmea’s Pension Division over the past year. Before joining Interpolis, Herman Bril worked for FGH Bank as Treasurer and he held various positions in (investment) banking with ABN AMRO, Dresdner Bank and Deutsche Bank.

Herman Bril will start with AEGON in March of next year.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)